UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 29, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Maxygen, Inc.

File No. 0-28401 - CF#22385

_____

Maxygen, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Quarterly Report on Form 10-Q filed on August 5, 2008, as amended.

Based on representations by Maxygen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through July 1, 2013
Exhibit 2.1.1	through July 1, 2013
Exhibit 2.1.2	through July 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Long
Assistant Director